Exhibit 99.2

PROXY STATEMENT
________________

SILICOM LTD.
14 Atir Yeda St.
Kfar Sava
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS
June 7, 2022

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Silicom Ltd. (the “Company”) for use at the Company's Annual General Meeting of Shareholders (the “Meeting”) to be held on June 7, 2022, at 14:00 Israel time, or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels (“NIS”) 0.01 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as mentioned otherwise in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about May 9, 2022. Directors, officers and employees of the Company may also solicit proxies by telephone, facsimile and personal interview.

The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company. Only holders of record of Ordinary Shares at the close of business in New York, NY, USA on May 9, 2022 are entitled to vote at the Meeting. On April 29, 2022, 6,650,824 Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting.

Two or more shareholders present, personally or by proxy, holding not less than thirty three and a third percent (33 1/3%) of the Company's outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until June 14, 2022 at 14:00 Israel time. If a quorum is not present at the adjourned Meeting within half an hour from the time appointed for such meeting, two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 1999-5759 (the “Companies Law”), each of Proposals 1, 2, 3, 4, 5, 7, and 12 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (hereinafter an “Ordinary Majority”).

Pursuant to the Companies Law, each of Proposals 6, 8, 9, 10 and 11 requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as either:

•
the majority of shares that voted for the approval of the proposal includes at least majority of the shares held by non-controlling and non-interested shareholders voted at the Meeting, (excluding abstaining votes); or

•	the total number of shares of non-controlling and non-interested shareholders that voted against the approval of the proposal does not exceed two percent of the aggregate voting rights in the Company.

Shareholders are requested to notify us whether or not they have a "Personal Interest" in connection with each of Proposals 6, 8, 9, 10 and 11 (please see the definition of the term "Personal Interest" with respect to such proposal below under the description of the proposal). If any shareholder casting a vote in connection thereto does not notify us as to whether or not they have a Personal Interest with respect to each of Proposals 6, 8, 9 10 and 11 they will be deemed as having a Personal Interest with respect to such proposal and their vote will not be counted for the special disinterested majority required for the approval of such proposal.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of April 15, 2022, the number of Ordinary Shares, including options and warrants to purchase Ordinary Shares exercisable within 60 days, owned by (i) all shareholders known to the Company to own more than five percent (5%) of the Company's Ordinary Shares and (ii) all directors and officers as a group (based on 6,650,824 Ordinary Shares outstanding on that date). Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the Ordinary Shares is given to the best of our knowledge. Except where otherwise indicated, and subject to applicable community property laws, we believe, based on information furnished to us by such owners or otherwise disclosed in any public filings, that the beneficial owners of the Ordinary Shares listed below have sole dispositive and voting power with respect to such Ordinary Shares.

Name of Shareholder	Number of Shares and Options Owned(1)	Percentage of Outstanding Shares
Wellington Management Group LLP(2)	677,200	10.2%
Systemic Financial Management, LP(3)	528,838	8.0%
First Wilshire Securities Management, Inc. (4)	488,428	7.3%

(1)
The table above includes the number of shares and options that are exercisable within 60 days of April 15, 2022. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. All the information detailed in this table is as set forth in major shareholders' public filings, unless stated otherwise.

(2)
As reported on Schedule 13G/A filed by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP with the SEC on April 11, 2022. The securities as to which the Schedule was filed are owned of record by clients of one or more investment advisers, which are directly or indirectly owned by Wellington Management Group LLP.

Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than 5% of this class of securities, except for: Wellington Trust Company, NA (“Wellington”).

As reported on Schedule 13G filed by Wellington with the SEC on February 4, 2022, those securities as to which the Schedule was filed by Wellington, in its capacity as investment adviser, are owned of record by its clients. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities.

The securities as to which the Schedule was filed by Wellington Management Group LLP, as parent holding company of certain holding companies and the Wellington Investment Advisers, are owned of record by clients of the Wellington Investment Advisers. Wellington Investment Advisors Holdings LLP controls directly, or indirectly through Wellington Management Global Holdings, Ltd., the Wellington Investment Advisers. Wellington Investment Advisors Holdings LLP is owned by Wellington Group Holdings LLP. Wellington Group Holdings LLP is owned by Wellington Management Group LLP.

(3)	As reported on Schedule 13G/A filed by Systemic Financial Management, LP with the SEC on February 10, 2022.

(4)	As reported on Schedules 13G filed by First Wilshire Securities Management, Inc. with the SEC on February 14, 2022.

COMPENSATION OF OFFICERS

For details concerning the compensation granted to the Company's five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2021, see the Company's annual report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2022.

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PROPOSAL 1

TO CONSIDER AND ACT UPON A PROPOSAL TO APPROVE THE AMENDMENT OF
THE COMPANY’S ARTICLES OF ASSOCIATION

Under the Company’s Articles of Association (the “Articles”), directors are elected into three groups (“Groups”). For as long as the Company was required to elect external directors, however, such directors were not elected to the Groups, and were elected separately in accordance with the Companies Law.  In light of the July 2020 decision of our Board of Directors to take advantage of exception under Regulation 5D of the Companies Law Regulations (Regulations for Companies the Shares of Which are Registered for Trading Outside of Israel), 2000, whereby it is not required to elect external directors, we no longer have serving external directors and Mr. Ilan Erez and Ms. Ayelet Aya Hayak have continued to serve the remainder of their three-year term as independent directors under NASDAQ rules.

Consequently, our Board of Directors resolved, subject to shareholder approval to amend Article 39(b) of the Articles to remove reference to external directors (the “First Amendment”).

Additionally, management of the Company has selected Mr. Ilan Erez and Ms. Ayelet Aya Hayak to be elected to the Board of Directors, subject to the approval of the Meeting. However, under the current Articles, each Group is required to be as nearly equal in number as possible, and consequently, our Board resolved to revise the structure of the Groups, so that Mr. Ilan Erez and Ms. Ayelet Aya Hayak can be elected to the Board of Directors, together with Mr. Avi Eizenman, the Active Chairman of the Board of Directors, whose current term concludes at this Meeting. To that effect our Board of Directors resolved to introduce a new Sub-Article 39(v) such that one of the members of the Group elected to our Board of Directors at this Meeting, will only serve for a two-year term (the “Second Amendment” and with the First Amendment, the “Amendments”).

As resolved by the Board of Directors, the Board of Directors deems it advisable and in the best interest of the Company to adopt the Amendments and to adopt a corresponding amendment to the Articles, a marked-up version of which is attached hereto as Annex A. The proposed Amendments are designed to support continuity of the leadership of the Board of Directors and Company stability, thus contributing to the success of the Company and to the effort to maximize its operations and results.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve the adoption of the Amendments and to adopt Amended Articles in the form attached hereto as Annex A (the “Amended Articles”) to the Proxy Statement.”

The adoption of the Amendment and the corresponding amendment of the Articles requires the affirmative vote of an Ordinary Majority.

The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL 2

TO RE-ELECT MR. AVI EIZENMAN

The management of the Company has selected Mr. Avi Eizenman, the Company's Active Chairman of the Board, for re-election as director and as Active Chairman of the Board of Directors.

As noted in Proposal 1, in light of the desire of the Company’s management to elect Mr. Ilan Erez and Ms. Ayelet Aya Hayak to the Board of Directors in this Meeting, and the need to have the Groups as nearly equal in number as possible, subject to the approval of the adoption of the Amended Articles, Mr. Eizenman’s term in office will be a two-year term and will commence on the date of the Meeting until the Annual General Meeting of the shareholders to be held in 2024 and until his successor has been duly elected.

In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the election of Mr. Avi Eizenman. If Mr. Avi Eizenman is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election of such other nominee as management may propose. Mr. Avi Eizenman, who is currently serving as a director of the Company and as the Company's Active Chairman of the Board, has advised the Company that he will continue to serve as director and as Active Chairman of the Board if re-elected.

Mr. Avi Eizenman has attested to the Board of Directors and the Company that he meets all the requirements in connection with the election of directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder.

The following table provides certain relevant information concerning Mr. Avi Eizenman.

Nominee	Age	Principal Occupation

Avi Eizenman	64
Mr. Eizenman co-founded the Company in 1987 and has served as a Director since its inception. Mr. Eizenman also served as our President and Chief Executive Officer from the Company's inception until April 1, 2001, and on such date, he resigned from his positions as President and Chief Executive Officer and was appointed Active Chairman of the Board of Directors. Before the incorporation of Silicom, Mr. Eizenman held various engineering and management positions at Scitex Ltd. and at the Electronic Research & Development Department of the Israeli Ministry of Defense. Mr. Eizenman holds a B.Sc. degree, with honors, in Electrical Engineering from the Technion, and an M.B.A. from Tel Aviv University.

In accordance with our Amended Executive Compensation Policy, which has been submitted to the shareholders for their approval at this Meeting (the “Amended Compensation Policy”), Mr. Avi Eizenman will continue to be a party to an indemnification agreement with the Company in the form of an indemnification letter previously approved by the shareholders on April 11, 2012 to be entered into by the Company with directors serving from time to time in such capacity, and shall continue to be insured under the Company's directors and officers insurance coverage which provides coverage for all directors of the Company. Under our Amended Compensation Policy, any change to the indemnification agreement or the insurance policy, including the cost and/or any changes, which materially depart from the key terms of the current agreement and/or insurance policy (provided that such changes apply equally to all executives of the Company, including directors), will be submitted to the Company's Compensation Committee and the Board of Directors for their approval but shall not, unless required by law or the Company's Articles of Association, be presented at a General Meeting of the shareholders.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to re-elect Mr. Avi Eizenman, the Company’s Active Chairman of the Board of Directors, to the Company’s Board of Directors, and, subject to the approval of the Amended Articles, to hold office as director for a two-year term, commencing on the date of the Meeting until the Annual General Meeting of Shareholders to be held in the year 2024, and until his successor has been duly elected.”

The re-election of Mr. Eli Eizenman as director and Active Chairman of the Board requires the affirmative vote of an Ordinary Majority.

The Board of Directors, with the exception of Mr. Avi Eizenman who expresses no recommendation as to the vote on the above proposal recommends a vote FOR approval of the re-election of Mr. Avi Eizenman as a director of the Company and Active Chairman of the Board as set forth above.

PROPOSAL 3

SUBJECT TO APPROVAL OF THE AMENDED ARTICLES, TO ELECT MR. ILAN EREZ TO
THE COMPANY’S BOARD OF DIRECTORS, TO HOLD OFFICE AS DIRECTOR FOR
A THREE-YEAR TERM COMMENCING ON THE DATE OF THE MEETING

As noted in Proposal 1, given that Mr. Ilan Erez is no longer considered an external director, and considering that his term is terminating in June 2022, the management of the Company has selected Mr. Ilan Erez for election as director to serve for an additional three-year term commencing on the date of the Meeting until the end of his term and until his successor is duly elected. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby "FOR" the election of Mr. Ilan Erez. If Mr. Ilan Erez is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election of such other nominee as management may propose. Ilan Erez, who is currently serving as an independent director of the Company, has advised the Company that he will continue to serve as director if elected.

Mr. Ilan Erez has attested to the Board of Directors and the Company that he meets all the requirements in connection with the election of directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder.

The following table provides certain relevant information concerning Mr.Ilan Erez.

Nominee	Age	Principal Occupation

Ilan Erez	54
Mr. Erez served as a director since July 2010. Mr. Erez has been CFO and General Manager of AlgoSec Inc. since October 2019. AlgoSec is a leading provider of business-driven security management software. Prior to that, Mr. Erez had been General Manager of 3D Systems Corporation's (NYSE: DDD) Software Business Unit from September 2016 to March 2019 and co-managed that business unit from May 2015 to September 2016. 3D Systems provides comprehensive 3D products and services, including 3D printers, print materials, on-demand manufacturing services and digital design and manufacturing tools. From 2005 to 2015, Mr. Erez served as Chief Financial Officer of Cimatron Ltd. (NASDAQ: CIMT) engaged in the design and sale of CAD/CAM software for the tool-making and discrete manufacturing industries. From 1998 to 2005 Mr. Erez served as the Chief Financial Officer of the Company. He also served as VP Operations of the Company from May 2001 to 2005. From 1996 to 1998 Mr. Erez served as Controller and Assistant to the Chief Executive Officer of Bio-Dar Ltd. From 1994 to 1996 Mr. Erez served as an auditor at Kesselman & Kesselman, a PWC member firm. Mr. Erez is a Certified Public Accountant in Israel and holds a B.A in Accounting and Economics from the Hebrew University and an LL.M. in Business Law from Bar-Ilan University.

In accordance with our Amended Compensation Policy which has been submitted to the shareholders for their approval at this Meeting, Mr. Ilan Erez will continue to be a party to an indemnification agreement with the Company in the form of indemnification letter previously approved by the shareholders on April 11, 2012 to be entered into by the Company with directors serving from time to time in such capacity, and shall continue to be insured under the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company. Under our Amended Compensation Policy, any change to the indemnification agreement or the insurance policy, including the cost and/or any changes which materially depart from the key terms of the current agreement and/or insurance policy (provided that such changes apply equally to all executives of the Company, including directors) will be submitted to the Company's Compensation Committee and the Board of Directors for their approval but shall not, unless required by law or the Company's Articles of Association, be presented at a General Meeting of the shareholders.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to elect Mr. Ilan Erez as a director of the Company for a three-year term commencing on the date of the Meeting and until his successor has been duly elected.”

The election of Mr. Ilan Erez as director requires the affirmative vote of an Ordinary Majority.

The Board of Directors, with the exception of Mr. Ilan Erez who expresses no recommendation as to the vote on the above proposal recommends a vote FOR approval of the election of Mr. Ilan Erez as a director of the Company as set forth above.

PROPOSAL 4

SUBJECT TO APPROVAL OF THE AMENDED ARTICLES, TO ELECT MS. AYELET
AYA HAYAK TO THE COMPANY’S BOARD OF DIRECTORS, TO HOLD OFFICE AS
DIRECTOR FOR A THREE-YEAR TERM COMMENCING ON THE DATE OF THE MEETING

As noted in Proposal 1, given that Ms. Ayelet Aya Hayak is no longer considered an external director, and considering that her term is terminating in June 2022, the management of the Company has selected Ms. Ayelet Aya Hayak for election as director to serve for an additional three-year term commencing on the date of the Meeting until the end of her term and until his successor is duly elected. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby "FOR" the election of Ms. Ayelet Aya Hayak. If Ms. Ayelet Aya Hayak is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election of such other nominee as management may propose. Ayelet Aya Hayak, who is currently serving as an independent director of the Company, has advised the Company that she will continue to serve as director if elected.

Ms. Ayelet Aya Hayak has attested to the Board of Directors and the Company that she meets all the requirements in connection with the election of directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder.

The following table provides certain relevant information concerning Ms. Ayelet Aya Hayak.

Nominee	Age	Principal Occupation

Ayelet Aya Hayak	52
Ms. Hayak has served as a director since July 1, 2013. Ms. Hayak provides financial consulting services to corporations. Hayak Ayelet was the CEO of an Automation company, and also serves as a director in several companies. Ms. Hayek holds a BA degree in accounting and business administration from the Tel Aviv College of Management and is also a Certified Public Accountant.

In accordance with our Amended Compensation Policy which has been submitted to the shareholders for their approval at this Meeting, Ms. Ayelet Aya Hayak will continue to be a party to an indemnification agreement with the Company in the form of indemnification letter previously approved by the shareholders on April 11, 2012 to be entered into by the Company with directors serving from time to time in such capacity, and shall continue to be insured under the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company. Under our Amended Compensation Policy, any change to the indemnification agreement or the insurance policy, including the cost and/or any changes which materially depart from the key terms of the current agreement and/or insurance policy (provided that such changes apply equally to all executives of the Company, including directors) will be submitted to the Company's Compensation Committee and the Board of Directors for their approval but shall not, unless required by law or the Company's Articles of Association, be presented at a General Meeting of the shareholders.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to elect Ms. Ayelet Aya Hayak as a director of the Company for a three-year term commencing on the date of the Meeting and until her successor has been duly elected.”

The election of Ms. Ayelet Aya Hayak as director requires the affirmative vote of an Ordinary Majority.

The Board of Directors, with the exception of Ms. Ayelet Aya Hayak who expresses no recommendation as to the vote on the above proposal recommends a vote FOR approval of the re-election of Ms. Ayelet Aya Hayak as a director of the Company as set forth above.

PROPOSAL 5

TO APPROVE THE GRANT OF 13,333 OPTIONS TO PURCHASE ORDINARY SHARES
OF THE COMPANY TO MR. AVI EIZENMAN, THE COMPANY'S ACTIVE CHAIRMAN
OF THE BOARD OF DIRECTORS

The Company's Compensation Policy provides that “all Executives (other than non-employee directors) are incentivized through cash bonuses and long-term equity-based incentives to provide the Executive with a stake in Silicom’s success – thus linking the Executive's long-term financial interests with the interests of Silicom’s shareholders”. Under the existing Compensation Policy, the maximum value of the variable compensation components shall not exceed eighty percent (80%) of each Executive's total compensation package on an annual basis (the “Compensation Policy Cap”).

The Compensation Committee and the Board of Directors have each recommended and approved on March 14, 2022, a grant of 13,333 options to purchase the Company's Ordinary Shares (hereinafter in this Resolution, the (“Options”) to Mr. Avi Eizenman, the Company's Active Chairman of the Board, pursuant to the Company's Global Share Incentive Plan (2013) (the “Plan”). The Compensation Committee and Board of Directors have each also determined that the proposed grant of options to Mr. Avi Eizenman is in compliance with the Compensation Policy, the Amended Compensation Policy and the Compensation Policy Cap. The proposed grant has an exercise price equal to the average closing price of the Company's Ordinary Shares on the 30 trading days preceding the date of the approval of such grant by the Company's shareholders, which date of approval shall be the grant date (in this Proposal 5, the “Exercise Price” and “Grant Date,” respectively), where 100% will vest on the second anniversary of the Grant Date, and which options (vested and unvested) shall expire, by their terms, upon the earlier to occur of: (a) the eighth anniversary of the Grant Date; and (b) the first date following the Grant Date on which the closing price per share of the Company's Ordinary Shares falls below fifty percent (50%) of the Exercise Price and remains at such price or at lower price for a period of at least 30 days.

The Compensation Committee and Board of Directors have each concluded that the terms of the proposed grant of options are pursuant to the Plan and are in compliance with the Compensation Policy, the Amended Compensation Policy and the Compensation Policy Cap.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

 “RESOLVED to approve granting 13,333 options to purchase Ordinary Shares of the Company to Mr. Avi Eizenman, the Active Chairman of the Company’s Board of Directors, with the effective grant date and vesting terms as set forth above.”

The approval of the grant of 13,333 options to purchase Ordinary Shares of the Company to Mr. Avi Eizenman, the Active Chairman of the Company's Board of Directors, requires the affirmative vote of an Ordinary Majority.

The Board of Directors, with the exception of Mr. Eizenman who expresses no recommendation as to the vote on the above proposal, recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL 6

TO APPROVE THE GRANT OF 13,333 OPTIONS TO PURCHASE ORDINARY SHARES
OF THE COMPANY TO MR. YESHAYAHU (‘SHAIKE’) ORBACH, A MEMBER OF THE
BOARD OF DIRECTORS, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE COMPANY

The Compensation Committee and Board of Directors have each recommended and approved on March 14, 2022, a grant of 13,333 Plan Options to purchase Ordinary Shares of the Company pursuant to the Plan to Mr. Yeshayahu (‘Shaike’) Orbach, a member of the Board of Directors, and President and Chief Executive Officer of the Company. The Compensation Committee and Board of Directors have each also determined that the proposed grant of options to Mr. Yeshayahu (‘Shaike’) Orbach is in compliance with the Compensation Policy, the Amended Compensation Policy and the Compensation Policy Cap. The proposed grant has an exercise price equal to the average closing price of the Company's Ordinary Shares on the 30 trading days preceding the date of the approval of such grant by the Company's shareholders, which date of approval shall be the grant date (in this Proposal 6, the “Exercise Price” and “Grant Date,” respectively), where 100% will vest on the second anniversary of the Grant Date, and which options (vested and unvested) shall expire, by their terms, upon the earlier to occur of: (a) the eighth anniversary of the Grant Date; and (b) the first date following the Grant Date on which the closing price per share of the Company's Ordinary Shares falls below fifty percent (50%) of the Exercise Price and remains at such price or at a lower price for a period of at least 30 days.

The Compensation Committee and Board of Directors have each concluded that the terms of the proposed grant of options are pursuant to the Plan and are in compliance with the Compensation Policy, the Amended Compensation Policy and the Compensation Policy Cap.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED to approve granting 13,333 options to purchase Ordinary Shares of the Company to Mr. Yeshayahu (‘Shaike’) Orbach, a member of the Board of Directors, and President and Chief Executive Officer of the Company, with the effective grant date and vesting terms as set forth above.”

Pursuant to the Companies Law, approval of Proposal 6 requires the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

•	the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting (excluding abstaining votes); or

•	the total number of shares of non-controlling and non-interested shareholders voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 6 as a condition for his or her vote to be counted with respect to this Proposal 6. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 6, he, she or it will be deemed as having a Personal Interest with respect to this Proposal 6 and his, her or its vote will not be counted for the special disinterested majority required.

For this purpose, “Personal Interest” is defined as: (1) a shareholder's personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least five percent (5%) of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding (i) a personal interest arising solely from the fact of holding shares in the Company or in a body corporate; or (ii) a personal interest that is not a result of connections with a controlling shareholder of the Company.

The Board of Directors, with the exception of Mr. Orbach who expresses no recommendation as to the vote on the above proposal, recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL 7

TO APPROVE AN INCREASE IN THE MONTHLY BASE SALARY OF MR. AVI
EIZENMAN, THE COMPANY'S ACTIVE CHAIRMAN OF THE BOARD OF DIRECTORS

The Compensation Committee and Board of Directors reviewed the monthly base salary currently paid to Mr. Avi Eizenman, the Company's Active Chairman of the Board, which is equal to NIS 97,654 per month, and assessed its compatibility, to ensure that Mr. Eizenman’s base salary remains suitable and appropriate.

After their evaluation and assessment, each of the Compensation Committee and the Board of Directors approved an increase in Mr. Eizenman’s base salary by five percent (5%) to NIS 102,536 from NIS 97,654, per month. The proposed increase, subject to approval by shareholders, will be effective retroactively from January 1, 2022.

The Compensation Committee and Board of Directors have each concluded that the terms of the proposed increased base salary are in compliance with the Compensation Policy and the Amended Compensation Policy.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

 “RESOLVED to approve the increase in the monthly base salary paid to Mr. Avi Eizenman, the Company's Active Chairman of the Board of Directors, from NIS 97,654 per month to NIS 102,536 per month, effective retroactively as of January 1, 2022.”

The approval of the increase in the monthly base salary paid to Mr. Avi Eizenman, the Active Chairman of the Company's Board of Directors, requires the affirmative vote of an Ordinary Majority.

The Board of Directors, with the exception of Mr. Eizenman who expresses no recommendation as to the vote on the above proposal, recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL 8

TO APPROVE AN INCREASE IN THE MONTHLY BASE SALARY OF MR. YESHAYAHU
(‘SHAIKE’) ORBACH, A MEMBER OF THE BOARD OF DIRECTORS, PRESIDENT AND
CHIEF EXECUTIVE OFFICER OF THE COMPANY

The Compensation Committee and Board of Directors reviewed the monthly base salary currently paid to Mr. Yeshayahu (‘Shaike’) Orbach, a member of the Board of Directors, and President and Chief Executive Officer of the Company, which is equal to NIS 79,790 per month, and assessed its compatibility, to ensure that Mr. Orbach's base salary remains suitable and appropriate.

After their evaluation and assessment, each of the Compensation Committee and the Board of Directors approved an increase in Mr. Orbach's base salary by five percent (5%) to NIS 83,780 from NIS 79,790, per month. The proposed increase, subject to approval by shareholders, will be effective retroactively from January 1, 2022.

The Compensation Committee and Board of Directors have each concluded that the terms of the proposed increased base salary are in compliance with the Compensation Policy and the Amended Compensation Policy.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

 “RESOLVED to approve the increase in the monthly base salary paid to Mr. Yeshayahu (‘Shaike’) Orbach, a member of the Board of Directors, and President and Chief Executive Officer of the Company, from NIS 79,790 per month to NIS 83,780 per month, effective retroactively as of January 1, 2022.”

Pursuant to the Companies Law, approval of Proposal 8 requires the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

•	the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting (excluding abstaining votes); or

•	the total number of shares of non-controlling and non-interested shareholders voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 8 as a condition for his or her vote to be counted with respect to this Proposal 8. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 8, he, she or it will be deemed as having a Personal Interest with respect to this Proposal 8 and his, her or its vote will not be counted for the special disinterested majority required.

For this purpose, "Personal Interest" is defined as: (1) a shareholder's personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least five percent (5%) of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding (i) a personal interest arising solely from the fact of holding shares in the Company or in a body corporate; or (ii) a personal interest that is not a result of connections with a controlling shareholder of the Company.

The Board of Directors, with the exception of Mr. Orbach who expresses no recommendation as to the vote on the above proposal, recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL 9

TO CONSIDER AND ACT UPON A PROPOSAL TO APPROVE THE COMPENSATION
PACKAGE OF MR. LIRON EIZENMAN, AS THE COMPANY’S NEW PRESIDENT AND
CHIEF EXECUTIVE OFFICER, COMMENCING JULY 1, 2022

The Company’s Board of Directors has approved the appointment of Mr. Liron Eizenman as the Company’s new President and Chief Executive Officer, commencing July 1, 2022.

Mr. Liron Eizenman, who is the son of Mr. Avi Eizenman, the Company’s Active Chairman of the Board of Directors, has been with the Company for over six years and served in key executive roles with the Company, including as Chief Operations Officer of the Company and as CEO of Silicom’s North American subsidiary, Silicom Inc. Mr. Liron Eizenman was the visionary of Silicom’s Edge Networking Solutions strategy and was instrumental in driving the company to its leadership position in the SD-WAN/Edge platforms market. According to the Company’s planned changes in management, effective July 1st, 2022, Mr. Orbach will cease to serve as the Company’s President and Chief Executive Officer and will be appointed as executive vice chairman of the board of directors. The Company and Mr. Orbach have agreed that he will work in his new role on a 40% basis and will be paid a pro rata portion of his approved compensation. Mr. Orbach will remain eligible to receive 50% of any annual bonus due to him as President and Chief Executive Officer, in respect of 2022, and 20% of such bonus for 2023.

The Company’s Compensation Committee and Board of Directors have approved, subject to the approval of the Company’s shareholders a compensation package for Mr. Liron Eizenman as the new President and Chief Executive Officer consisting of (i) an amendment to his current employment agreement with the Company to revise his compensation structure and (ii)  a severance agreement, , identical to the current CEO severance agreement, as set forth in Annex C (“Severance Agreement” and collectively with the amendment to his current employment agreement, the “Compensation Package”), the principal terms of which are as follows, commencing July 1, 2022:

•	Gross monthly base salary of NIS 70,000

•
Entitlement to the Chief Executive Officer annual bonus upon the terms and in accordance with the formula approved by the Company’s shareholders at the Annual General Meeting held on June 8, 2016 (the “CEO Bonus”), provided only that Mr. Liron Eisenman will only be entitled to 50% of the applicable CEO Bonus for 2022, as and when determined by our Compensation Committee and Board of Directors (with the remaining portion being payable to Mr. Orbach).

•	Standard social benefits package applicable to all full-time employees of the Company.

•	Severance/Termination provisions (as more fully set forth in the Severance Agreement, attached to this Proxy as Exhibit C)[1]:

•
In the event of Mr. Liron Eizenman’s termination for any reason other than “Good Reason” following a “Change in Control”, the Company shall pay Mr. Liron Eizenman (A) his last full monthly salary multiplied by the number of years and any additional portion thereof that he was employed by the Company; minus (B) the severance component payable under Mr. Liron Eizenman’s Mangers’ Insurance Policy (the “Severance Component”).

•
Should Mr. Liron Eizenman’s employment be terminated by the Company for any reason other than “Cause” or by Mr. Liron Eizenman for “Good Reason” following a “Change in Control”, the Company shall pay Mr. Liron Eizenman (A) one and half times his monthly salary multiplied by the number of years and any additional portion thereof that he was employed by the Company; minus (B) the Severance Component.

•
Should Mr. Liron Eizenman’s employment be terminated by reason of death or “Disability”, the Company shall pay him a lump sum severance payment, equal to the balance of the full salary on the effective date of termination (excluding bonuses) that would have been payable to him had his employment with the Company continued for a period of 12 months following the date of termination.

•
Notice Period for termination (i) for Disability shall be 30 days, (ii) for any reason other than for “Cause”, no less than 12 months, and (iii) for any reason other than “Disability” or “Cause”, following a “Change in Control”, no less than 18 months.

The Compensation Committee and Board of Directors have each concluded that the Compensation Package is in compliance with the Compensation Policy and the Amended Compensation Policy.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

 “RESOLVED to approve the Compensation Package for Mr. Liron Eizenman, the Company’s new President and Chief Executive Officer, effective as of July 1, 2022.”

Pursuant to the Companies Law, approval of Proposal 9 requires the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

•	the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting (excluding abstaining votes); or

•	the total number of shares of non-controlling and non-interested shareholders voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

1 Capitalized terms not otherwise defined in the description of the principal terms of the Severance Agreement, can be found in the Exhibit C to the Proxy.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 9 as a condition for his or her vote to be counted with respect to this Proposal 9. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 9, he, she or it will be deemed as having a Personal Interest with respect to this Proposal 9 and his, her or its vote will not be counted for the special disinterested majority required.

For this purpose, "Personal Interest" is defined as: (1) a shareholder's personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least five percent (5%) of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding (i) a personal interest arising solely from the fact of holding shares in the Company or in a body corporate; or (ii) a personal interest that is not a result of connections with a controlling shareholder of the Company.

The Board of Directors, with the exception of Mr. Avi Eizenman who was not present on the Board of Directors when the above proposal was being considered and voted upon, recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL 10

TO APPROVE THE GRANT OF 50,000 OPTIONS TO PURCHASE ORDINARY SHARES
OF THE COMPANY TO MR. LIRON EIZENMAN, THE COMPANY’S NEW PRESIDENT
AND CHIEF EXECUTIVE OFFICER OF THE COMPANY

In light of Mr. Liron Eizenman’s appointment of the Company’s new Chief Executive Officer, commencing July 1, 2022 (the “Commencement Date”), the Compensation Committee and Board of Directors have each recommended and approved, a special long term incentive and retention grant of 50,000 Plan Options to purchase Ordinary Shares of the Company pursuant to the Plan to Mr. Liron Eizenman. The Compensation Committee and Board of Directors have each also determined that the proposed grant of options to Mr. Liron Eizenman is in compliance with the Compensation Policy, the Amended Compensation Policy and the Compensation Policy Cap. The proposed grant shall have an exercise price equal to the average closing price of the Company's Ordinary Shares on the 30 trading days preceding the Commencement Date (in this Proposal 10, the “Exercise Price”), where 50% will vest on the second anniversary of the Commencement Date, 25% on the third anniversary of the Commencement Date and 25% on fourth anniversary of the Commencement Date, and which options (vested and unvested) shall expire, by their terms, upon the earlier to occur of: (a) the eighth anniversary of the Commencement Date; and (b) the first date following the Commencement Date on which the closing price per share of the Company's Ordinary Shares falls below fifty percent (50%) of the Exercise Price and remains at such price or at a lower price for a period of at least 30 days.

The Compensation Committee and Board of Directors have each concluded that the terms of the proposed grant of options are pursuant to the Plan and are in compliance with the Compensation Policy, the Amended Compensation Policy and the Compensation Policy Cap.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED to approve granting 50,000 options to purchase Ordinary Shares of the Company to Mr. Liron Eizenman in connection with his appointment as President and Chief Executive Officer of the Company, with the exercise price and vesting terms as set forth above.”

Pursuant to the Companies Law, approval of Proposal 10 requires the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

•	the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting (excluding abstaining votes); or

•	the total number of shares of non-controlling and non-interested shareholders voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 10 as a condition for his or her vote to be counted with respect to this Proposal 10. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 10, he, she or it will be deemed as having a Personal Interest with respect to this Proposal 10 and his, her or its vote will not be counted for the special disinterested majority required.

For this purpose, “Personal Interest” is defined as: (1) a shareholder's personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least five percent (5%) of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding (i) a personal interest arising solely from the fact of holding shares in the Company or in a body corporate; or (ii) a personal interest that is not a result of connections with a controlling shareholder of the Company.

The Board of Directors, with the exception of Mr. Avi Eizenman who was not present on the Board of Directors when the above proposal was being considered and voted upon, recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL 11

TO CONSIDER AND ACT UPON A PROPOSAL TO APPROVE THE AMENDED
COMPENSATION POLICY

As required by the Companies Law, the Company has adopted an Executive Compensation Policy regarding the terms of office and employment of its directors and executive officers, which was adopted by its shareholders on July 31, 2013.

As per the provisions of the Companies Law, inter alia Sections 267A and B, and Section 118B(1), an executive compensation policy must be approved and re-approved at least once every three years in accordance with the Companies Law.

Following the review of the Executive Compensation Policy, in light of certain changes in the Companies Law, and in light of the rapid changes in the Company's global business activities and its environment since the adoption of the Executive Compensation Policy, the Compensation Committee and Board of Directors recommend to approve the Silicom Ltd. Amended Compensation Policy, attached hereto as Annex B, which is deemed by the Compensation Committee and Board of Directors to be appropriate for the Company and aligns the overall compensation package offered to the Company's office holders with the purposes and goals of the Company.

The Amended Compensation Policy includes the following main amendments to the current Executive Compensation Policy:

•	Deletion of certain references to External Directors in the current Compensation Policy, reflecting the fact that the Company no longer has External Directors.

•
Increase in the percentage of the annual total compensation package that each Executive (other than non-employee directors) can receive in the form of variable compensation. The maximum value of the variable compensation components shall not exceed 88% of each Executive's total compensation package on an annual basis.

•	The Board of Directors is authorized to exercise its discretion to reduce or not award any Executive's variable compensation, even where performance targets have been met.

In considering the recommendation regarding the Amended Compensation Policy, the Compensation Committee and Board of Directors reviewed the Amended Compensation Policy and its suitability to the Company while considering the following parameters: (a) advancement of the goals of the Company, its working plan and its long term policy; (b) the creation of proper incentives for the office holders while taking into consideration, inter alia, the Company's risk management policies; (c) the Company's size and nature of its operations; and (d) the contributions and expected contributions of the various office holders in achieving the goals of the Company, and profit in the long term in light of their positions.

The Compensation Committee and Board then reviewed and verified that the following considerations are addressed in the Amended Compensation Policy:

(1)
the education, skills, expertise and achievements of the relevant office holders in the Company in light of the goals of the Company and the contributions of said officers to the development and success of the Company;

(2)	the role and particular position of the office holders, areas of their responsibilities and any previous compensation agreements with them;

(3)
the correlation of the proposed compensation terms of office holders included in the Amended Compensation Policy with the compensation of other employees of the Company, and the possible effect of such differences in compensation on the employment relations in the Company;

(4)	the possibility of reducing variable compensation at the discretion of the Board and, consideration of a possible maximum value for equity compensation when sold; and

(5)
the terms of severance payment included in the Amended Compensation Policy taking into account the performance and roles and responsibilities of the Company's office holders and the performance of the Company during the office holders' tenure.

The Compensation Committee and Board of Directors, in its consideration of recommending the approval of the Amended Compensation Policy by the Company's shareholders, seek to balance the interests of the public shareholders of the Company, with the need to fairly compensate office holders, by considering the value and positioning of the Company on the Israeli and global markets and the role of said office holders in effectuating or maintaining said positioning.

The Amended Compensation Policy was evaluated in light of the advancement of the long term goals of the Company, considerations of how management have handled the risks facing the Company, the size of the Company and the character of its operations in comparison to similar companies in the Israeli market, in addition to the factors discussed above. All of these considerations included, as much as possible, a review of measurable criteria and historical data.

The Compensation Committee and Board of Directors seek to ensure that it maintains the ability to attract and retain superior office holders in key positions, and that the compensation provided to office holders remains competitive relative to the compensation paid to similarly situated office holders in the Company's industry and the broader marketplace from which it recruits and competes for talent.

The Compensation Committee and Board of Directors believe that the most effective compensation program is one designed to reward achievement that aligns office holders' interests with those of the Company and its shareholders by rewarding performance, with the ultimate objective of improving shareholder value and building and maintaining a sustainable company.

In light of the aforementioned considerations, the Compensation Committee and Board of Directors found that the Amended Compensation Policy is fair and beneficial to the Company and its shareholders in light of the factors, considerations, and materials outlined above.

The Compensation Committee and Board believe that the Amended Compensation Policy properly balances the requirements of the Companies Law and the philosophy and objectives described above.

  The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve the Amended Compensation Policy in the form attached as Annex B to the Proxy Statement.”

Pursuant to the Companies Law, approval of Proposal 11 requires the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

•	the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting (excluding abstaining votes); or

•	the total number of shares of non-controlling and non-interested shareholders voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 11 as a condition for his or her vote to be counted with respect to this Proposal 11. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 11, he, she or it will be deemed as having a Personal Interest with respect to this Proposal 11 and his, her or its vote will not be counted for the special disinterested majority required.

For this purpose, “Personal Interest” is defined as: (1) a shareholder's personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least five percent (5%) of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding (i) a personal interest arising solely from the fact of holding shares in the Company or in a body corporate; or (ii) a personal interest that is not a result of connections with a controlling shareholder of the Company.

The Companies Law allows our Board of Directors to approve the Amended Compensation Policy even in the event it was not approved by our shareholders; provided that our Compensation Committee and thereafter the Board of Directors have determined, based on detailed reasoning, and after having re-examined the Amended Compensation Policy, that the approval of the Amended Compensation Policy, in spite of the objection of the Company's shareholders, is for the benefit of the Company.

The Board of Directors recommends a vote FOR approval of the Amended Compensation Policy in the form attached hereto as Annex B.

PROPOSAL 12

APPOINTMENT OF KESSELMAN & KESSELMAN CERTIFIED PUBLIC
ACCOUNTANTS (Isr.), PWC ISRAEL, AS INDEPENDENT PUBLIC ACCOUNTANTS OF
THE COMPANY AND AUTHORIZATION OF AUDIT COMMITTEE TO FIX THE
COMPENSATION OF SUCH AUDITORS

Under the Israeli Companies Law, the appointment of independent public accountants requires the approval of the shareholders of the Company.

Following the recommendation and approval of the Audit Committee, the Board of Directors has authorized and approved the appointment of the accounting firm of Kesselman & kesselman Certified Public Accountants (Isr.), PwC Israel (“PwC Israel”), as the independent certified public accountants of the Company for the year ending December 31, 2022, and until the next annual general meeting of the shareholders of the Company.

The Audit Committee and Board of Directors believe that the selection of PWC as the independent accountants of the Company is appropriate and in the best interest of the Company and its shareholders. Subject to the approval of this Proposal 12, the Audit Committee will be authorized to set the compensation of such auditors in accordance with the volume and nature of their services.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to appoint PwC Israel as the independent public accountants of the Company for the year ending December 31, 2022, and until the next annual general meeting of the Company's shareholders, and to authorize the Audit Committee to set their compensation in accordance with the volume and nature of their services.”

The appointment of PwC Israel as the independent public accountants of the Company for the year ending December 31, 2022, and until the next annual general meeting of the Company's shareholders and authorization of the Audit Committee to set their compensation in accordance with the volume and nature of their services, requires the affirmative vote of an Ordinary Majority.

The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL 13

REVIEWING THE COMPANY'S FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2021, AND TRANSACTING SUCH OTHER BUSINESS AS MAY
PROPERLY COME BEFORE THE MEETING

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company's Consolidated Balance Sheet as of December 31, 2021 and the Consolidated Statement of Income for the year then ended. The Company published its audited financial statements for the fiscal year ended December 31, 2021 on Form 6-K, which was filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2022 and is available at their website, www.sec.gov, and also published such financial statements together with the Company's Annual Report on Form 20-F, which was filed with the SEC on April 27, 2022 and is available at their website, and you may request that a copy be mailed to you. The Company will hold a discussion with respect to the Annual Report and financial statements at the Meeting. This agenda item will not involve a vote by the shareholders.

Management is not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment or postponement thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.
_________________________________

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Proxies and all other applicable materials should be sent to the offices of the Company at 14 Atir Yeda Street, Kfar Sava 4464323, Israel (telephone number: 972-9-764-4555, facsimile number: 972-9-765-1977).

ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA. All documents which we will file on the SEC's EDGAR system will be available for retrieval on the SEC's website at http://www.sec.gov. This proxy statement is also available on our website at http://www.silicom.co.il and on the SEC's website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MAY 2, 2022. YOU SHOULD NOT ASSUME THAT THE  INFORMATION  CONTAINED  IN  THIS  DOCUMENT  IS  ACCURATE  AS  OF  ANY  DATE  OTHER  THAN  MAY 2, 2022,  AND  THE  MAILING  OF  THIS  DOCUMENT  TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors SILICOM LTD. /s/ Yeshayahu (‘Shaike’) Orbach Yeshayahu (‘Shaike’) Orbach DIRECTOR, PRESIDENT AND CHIEF EXECUTIVE OFFICER
Kfar Sava, Israel Date: May 2, 2022